Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: May 12, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia will file a registration statement, which will include a joint proxy statement/prospectus, and Golden West will file a proxy statement, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

Wachovia and Golden West and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION HELD ON MAY 12, 2006 FOR ANALYSTS AND INVESTORS REGARDING WACHOVIA’S PROPOSED MERGER WITH GOLDEN WEST

Wachovia Corporation

May 12, 2006

Tom Wurtz

Chief Financial Officer

Excess capital created through WB diversification effectively funds premium

Capital required to support Golden West operations is reduced through diversification provided by Wachovia’s business mix and balance sheet Excess capital approximates premium paid to Golden West shareholders

– Reduces effective price paid to market price, P/E paid to Wachovia’s P/E

– Limits cash EPS dilution

Excess capital and market premium*

Estimated GDW excess capital released by WB $3.7-4.1B

Market premium paid (15%) $3.3-3.7B

Limited cash EPS dilution

Golden West 2007 P/E** 11.56x

Wachovia 2007 P/E** 11.40x

Wachovia 2007 cash EPS dilution*** (0.4%)

* Ranges depend on closing date, dilution treatment of GDW stock options ** Based on May 5, 2006 prices and First Call consensus estimates (GDW: $70.51, $6.10 EPS; WB: $59.39, $5.21 EPS)

***See pp. 14-15 of May 8, 2006 presentation for calculations of illustrative cash EPS dilution and accretion

Page 1 – 4622, May 12th Investor Conference Call

Wachovia Mortgage distribution channels

Channel

Products

Customers

Wholesale/ Correspondent*

Retail

Retail Mortgage Originators Internet Mortgage/ Direct Mail

Retail Bank Branches

Fixed/ARMs Home Equity Loans Home Equity Lines of Credit

National Mortgage Brokers Correspondents

Predominantly in-footprint Retail customers Financial Planners Realtors, Builders WB Referred Customers

In-footprint Retail customers

Production Total

2004 $5.3 billion $16.3 billion $23.8 billion $45.4 billion

2005* $4.5 billion $18.5 billion $35.2 billion $58.2 billion

1Q06* $4.4 billion $ 3.9 billion $ 9.6 billion $17.9 billion

*Includes AmNet production; acquisition closed December 2005.

Page 2 – 4622, May 12th Investor Conference Call

Golden West mortgage distribution channels

Channel

Products

Customers

Retail

Wholesale Direct Mail Internet Retail Mortgage Retail Bank Branch

Originators

“Loan Experts” Brand

Option ARM Option ARM Option ARM Option ARM for GDW Option ARM

Full product set

brokered to third party

lenders

Brokers Previous and Previous and Retail Customers, Banking customers existing retail existing retail Financial Planners,

customers from customers from Builders, Realtors

all channels all channels

Actual Production 1Q Annualized Production

Total Production 2004 $49.0 billion $37.6 billion

2005 51.5 billion 44.7 billion

1Q06 11.6 billion 46.3 billion

1Q Annualized Balance Growth

1Q Balances 2004 $18.6 billion

2005 20.5 billion

1Q06 12.0 billion

Page 3 – 4622, May 12th Investor Conference Call

Golden West retail branch channel
Attractive demographics

- Little customer overlap with mortgage channel
  - 5% of 750,000 retail branch customers hold a Golden West mortgage
- GDW customer base vs. WB core customer base
  - GDW retail branches generally serves older population
  - GDW low cross-sell focus
  - Demographic similarities to WB's Florida customer base
  - Household attrition < 10%/year similar to WB
- Demographics of GDW footprint similar to WB footprint
  - Urban/suburban orientation
  - Faster-growing areas
  - $91K average HH income ($82K WB, $61K U.S.)**

Combined Geographic Footprint

	Deposit-Wtd Population Growth*	Deposit-Wtd Avg HH Income**	MSA Population % U.S. Pop.***
Wachovia	8.77%	$82,000	42%
Golden West	8.91%	91,000	36%
Wachovia Pro Forma	8.79%	84,000	55%
SunTrust	8.63%	75,000	17%
Wells Fargo	7.77%	80,000	36%
BB&T	7.00%	70,000	18%
Bank of America	6.83%	80,000	66%
AmSouth	6.46%	60,000	8%
Regions	5.85%	59,000	25%
JPMorgan Chase	5.74%	94,000	54%
Citigroup	5.18%	104,000	34%
Huntington	5.07%	68,000	7%
Marshall & Ilsley	5.04%	81,000	12%
Fifth Third	4.51%	73,000	18%
U.S. Bancorp	4.44%	66,000	39%
Comerica	4.27%	83,000	21%
Capital One/North Fork	3.28%	92,500	15%
KeyCorp	2.73%	65,000	20%
M&T	2.26%	72,000	15%
PNC	1.64%	83,000	14%
National City	1.45%	74,000	14%
U.S. Average	6.26%	$61,000	83%

* Source: SNL; 5-year average population growth, county-weighted by deposits
** Source: SNL; zip-code weighted by deposits
*** Source: SNL

Page 4 – 4622, May 12th Investor Conference Call

WACHOVIA

Golden West retail branch channel

High quality locations

Retail branches are street level and predominantly “A” sites with respect to quality and location*

– A / A- Sites 80-85%

– B+ Sites 15-20%

– High visibility sites in high income** zip codes

– Very well maintained

Technology infrastructure ATM network Drive-throughs 55 branch consolidations

No deficiencies Add 200 @$40K*** Add 55-60 @$200K***

– Estimated to be an even split between WB and GDW branches

*Based on 95 branch visits by Wachovia during due diligence in California, Texas and Florida. **Source: SNL Financial. ***Cash investment: largely capital which is depreciated.

Page 5 – 4622, May 12th Investor Conference Call

Pre-tax earnings opportunity

Strong sales cultures drive revenue opportunities

2009 expected pre-tax earnings lift = $230 million $160 million

World Savings Mortgage $60 million

Wachovia Mortgage $100 million

Expand product set to include fixed rate

–$17 billion incremental production at 30-40 bps spread

Channel focus

– Retail channel offers “marketable” products through Wachovia Mortgage

– Wholesale channel gains full product offering which should increase broker customer base

Increase sales of option ARMs

–$7 billion in incremental production at 225-250 bps spread

Company focus

– WMC distributes option ARMs in higher-cost metro areas

– Wholesale channel gains full offering which will increase broker customer base $70 million

World Savings Bank Branches

Offer checking products to current customers and through customer acquisition

–$3.1 billion deposits

Does not include:

– Other deposit product sales

– Incremental consumer loans

– Business banking, commercial lending

– Investment sales

– Wealth opportunities

Page 6 – 4622, May 12th Investor Conference Call

Mortgage portfolio statistics

Balance Average Loan Size At Origination

LTV < 70 $54 billion

$121 billion < $250K LTV 70-80 $61 billion

LTV 80+ $6 billion*

Average Portfolio LTV = 68%

Deferred interest is created when borrowers elect minimum payment option for any monthly payment

– Deferred interest is added to legal balance of principal owed by borrower

Deferred interest has grown from $90 million in 1Q05 to $666 million in 1Q06

– Likely to grow by $2-3 billion over next 24 months

– Would raise average LTV from 68% to 71%

Loans underwritten with an expectation of negative amortization

– Loans capped at 125% of original loan amount for loans with original LTV£ 85% and 110% for loans with original LTV > 85%

*Loans originated at LTV’s above 80% covered by mortgage insurance.

Page 7 – 4622, May 12th Investor Conference Call

Spread information

Indices used by Golden West

Definition % of Portfolio

COSI Equal to GDW’s cost of savings 54%

CODI Based on average three-month certificates of deposit yield as published by Federal Reserve in H-15 report (12 mo. moving average) 37%

COFI Equal to average cost of funds of savings institutions in 11th FHLB District 8%

All indices reprice upward after market rates stabilize.

Indexes should rise by 75-125 bps after Fed stops raising rates

– Also would benefit from indexed loans exceeding deposit balances

Risks to repricing benefits include higher prepayments, lower margins on new loans, shift from higher yielding CODI ARMs to lower yielding COSI ARMs

Page 8 – 4622, May 12th Investor Conference Call

Appendix

Page 9 – 4622, May 12th Investor Conference Call

Branch infrastructure costs

($ in millions)

Capital Cost Ongoing Cost Revenue Net Operating Cost

200 ATMs $8-10 $5 $4 $1

55-60 Enhanced $12-15 $1 none assumed $1

Drive-throughs

Physical Structure $25-35 $5 none assumed $5

Signage

Security

Sales Platform

Furniture/Flooring

Office Partitions

$45-60 $11 $7 million

Assumed in Investor Deck $ 20

Excess expenses assumed $13 million

Page 10 – 4622, May 12th Investor Conference Call

Cautionary statement

This investor presentation contains certain forward-looking statements, including, without limitation, (i) statements relating to the benefits of the proposed merger between Wachovia and Golden West (the “Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion / dilution to reported earnings that may be realized from the Merger, (ii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and/or Golden West’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; (3) revenues following the Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and/or Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Page 11 – 4622, May 12th Investor Conference Call

Additional information

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia will file a registration statement, which will include a joint proxy statement/prospectus, and Golden West will file a joint proxy statement, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 446-3420.

Wachovia and Golden West and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Page 12 – 4622, May 12th Investor Conference Call